Exhibit 99.1

Itau Unibanco Holding S.A. 2020 Reference Form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2020

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/ Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer")
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Investor Relations Office	The Investor Relations department is located at AvenidaEngenheiro Armando de Arruda Pereira, 707 - Torre EudoroVillela – Térreo, in the City and State of São Paulo. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is relacoes.investidores@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers AuditoresIndependentes, for the years ended 12/31/2020, 12/31/2019 and 12/31/2018.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal, in the City and State of São Paulo, CEP 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	www.itau.com.br/investor-relations. The information included in the Company's website is not an integral part of this Reference Form.
Last update of this Reference Form	04/19/2022

Version V2 V3 V4 V5 V6 V7 V8 V9 V10 V11 V12 V13 V14 V15 V16 Historical resubmission Reasons for resubmission Updated Items: 3.3, 10.3, 12.12, 15.7, 17.1 and 17.5. Updated Items: 4.1 and 12.12 Updated Items: 12.5/6, 12.7/8 and 12.12 Updated Items: 5.6, 10.3, 11, 12.5/6, 12.7/8, 15.7 and 17.5 Updated Items: 10.3, 12.5/6, 12.7/8, 15.7 and 21.3 Updated Items: 10.3 and 15.7 Updated Items: 11.1 and 11.2 Updated Items: 7.2, 10.3, 15.4 and 15.7 Updated Items: 7.2 and 15.4 Updated Items: 7.2, 12.5/6, 12.7/8 and 15.4 Updated Items: 10.3, 15.1/15.2, 15.3, 154, 15.7, 15.8, 19.2 and 19.3 Updated Items: 11.1, 11.2, 12.5/6 and 12.12 Updated Items: 12.5/6 and 15.8 Updated Items: 10.3, 12.5/6, 12.7/8, 12.12 and 15.7 Updated Items: 10.3 and 15.7 Date of update 06/02/2021 06/10/2021 06/21/2021 08/02/2021 08/25/2021 10/08/2021 11/03/2021 11/11/2021 11/25/2021 12/06/2021 01/24/2022 02/10/2022 03/07/2022 04/04/2022 04/19/2022

10.3. Executive officers should comment on the material effects that the events below may have caused or may cause in the future on the issuer's financial statements and results

a) Introduction or disposal of operating segments

Disclosure of results per segment

The current business segments of Itaú Unibanco are described below:

- ✓ **Retail Banking:** retail banking offers products and services to account holders and non-account holders, which include: personal credit, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and capitalization, and acquiring services, among others. Account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies.

- ✓ **Wholesale Banking**: wholesale banking includes: (i) Itaú BBA's operations, the unit responsible for business with large companies and investment banking operations; (ii) the operations of our foreign units; (iii) Itaú Asset Management, a business specialized in fund management; and (iv) products and services offered to high net worth clients (Private Banking), middle-market companies, and institutional clients.

- ✓ **Activities with the Market + Corporation:** includes (i) results of capital surplus, subordinated debt surplus and net balance of tax credits and debits; (ii) the financial margin with the market; (iii) treasury operating costs; and (iv) equity in earnings of companies not associated with either retail banking or wholesale banking.

b) incorporation, acquisition or disposal of ownership interest

TOTVS S.A.

On April 12, 2022, through Itaú Unibanco S.A. ("ITAÚ"), we entered into a Partnership and Investment Agreement and Other Covenants ("Investment Agreement") with TOTVS S.A. ("TOTVS") to set up a partnership to be developed through a company named TOTVS Techfin S.A. ("Company"), which will be the vehicle for the implementation of a partnership aimed at distributing and expanding the offer of financial services integrated into TOTVS's management systems focused on corporate clients and their entire supply chain, clients and employees.

Upon completion of the operation, ITAÚ will hold 50% of the Company's total voting capital, whereas TOTVS will hold the remaining 50%. Each stockholder will be entitled to nominate half of the members of the Board of Directors and Board of Officers, which will be composed on an equal basis, as well to other rights and obligations provided for in the stockholders' agreement to be entered into at the closing date of the operation.

In consideration of this share in capital, ITAÚ will pay R$610 million, divided into one primary installment of two hundred million Brazilian reais (R$200,000,000.00) paid to the Company and one secondary installment of four hundred ten million Brazilian reais (R$410,000,000.00) paid to TOTVS. Also, after five years from the completion of the operation provided for in the Investment Agreement, we may pay to TOTVS up to R$450 million as earn-out, subject to the achievement, by the Company, of the targets aligned with its growth and performance goals. Additionally, ITAÚ will contribute to funding the Company's current and future operations, as well as with its credit expertise and development of new products. TOTVS, in turn, will transfer the assets of its current TECHFIN operation to the Company. The operation will set up a company that will merge technology and financial solutions, adding the supplementary expertise of the stockholders, to offer to corporate clients, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

The abilities of ITAÚ and TOTVS together will also enable the Company to take advantage of opportunities in a customized and contextualized manner, anticipating clients' needs, and already fully aligned with the Open Finance strategy and evolution to companies. Furthermore, this partnership strengthens the leading position of ITAÚ and TOTVS in digital transformation and disruption of the financial industry.

The completion of this operation is subject to the regulatory approvals from CADE (the Brazilian antitrust authority) and the Central Bank of Brazil, as well as to the compliance with other conditions set forth in negotiations of this nature.

IDEAL

On January 12, 2022, we entered into a Share Investment, Purchase and Sale Agreement and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others ("Sellers"), for the acquisition of a controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e ValoresMobiliários S.A. ("Ideal").

The acquisition will be carried out in two tranches over five years. In the first tranche, we will acquire 50.1 per cent of the capital stock and voting shares of Ideal through a primary contribution and secondary acquisition of shares totaling approximately R$650 million, as a result of which we will gain control of Ideal. In the second tranche, after 5 years, we may exercise the call option to acquire the remaining percentage (49.9 per cent) of Ideal's capital. This acquisition strengthens our Investment ecosystem and will allow us to (1) rely, in particular, on the talent and expertise of Ideal's staff, who are recognized for their high capacity to innovate in this industry: (1) to offer of financial products and services (broker as a service) under a B2B2C model, using a white label platform; (1) the possible acceleration of the entry into the market of self-employed traders; and (v) Improve dealing Investment products to individual clients. The operation and management of Ideal will continue to be separate from Itau Unibanco. In this context, Ideal will continue to serve its clients and we will not have exclusivity in the provision of services. The completion of this transaction is subject to obtaining regulatory approvals, including approvals from the CADE (Brazilian antitrust agency) and the Central Bank of Brazil. XP INVESTIMENTOS S.A. On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participacoes S.A., G.A. Brasil IV Fundo de InvestimentoemParticipacoes, and Dyna III Fundo de Investimento emParticipacoes, among others ( the "Sellers"), to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, Including XP Investimentos Corretora de Cambio, Titulos e ValoresMobiliarios S.A. In the first tranche, we contributed to a capital Increase of R$600 million and acquired of XP Investimentos S.A.'s shares from the Sellers for R$5.7 bilion, provided that such amounts are subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion. In August 2018, we closed the First Tranche and, together with some of the Sellers, entered into a shareholders' agreement which contains, among others, provisions with respect to our rights as a minority shareholder, including our right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A. On November 29, 2019, there was a corporate reorganization of XP Investimentos S.A., in which the shareholders of XP Investimentos S.A., Including us, exchanged their shares of XP Investimentos S.A., Incorporated in Brazil, for Class A common shares and Class B common shares of XP Inc., Incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entities its holder to one vote and each Class B common share entities its holder to ten votes in all shareholders' resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. Issued to us 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by us was adjusted to 198,215,329 Class A common shares and 55,898,991 Class common shares. In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.'s capital stock. Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to the existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle Participacoes S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de InvestimentoemParticipacoes) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP Inc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participacoes S.A. appointed one member of the audit committee. On November 26, 2020, we announced that the Board of Directors approved the partial spin-off of the Investment In XP Inc for a new company (XPart S.A.). In December 2020 XP Inc. held a follow-on on Nasdaq, whereby we sold approximately 4.51% of XP Inc.'s capital. In that same offering, XP Inc. Issued new shares, resulting in the dilution of our stake to 41% of its share capital. At the Extraordinary Stockholders' Meeting held on January 31, 2021, the corporate reorganization was decided in order to segregate the business line related to Interest in XP Inc's capital to the new company that will be named XPart S.A., which will be constituted by a part of the Investment currently owned by us at XP Inc. and cash worth R$10 milion. The purpose of the segregation of the business line represented by our Investment in XP Inc. Into a new company (XPart 3.A.) Is that our stockholders will be entitled to equity Interest In XPart 3.A. In the same number and proportion of the shares they hold in Itau Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the transaction is value creation for our stockholders. The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board ("FED") was obtained, effective 101 00 17 or 00000 DO on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized.

Consequently, XP Inc's capital stock held by XPart S.A. is now 40.52%, totaling R$9,371 million, as of December 31, 2020.

On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state's Board of Trade).

XP Inc. has expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger.

Soon after XPart S.A. was registered with São Paulo state's Board of Trade on August 20, 2021, XP and XPart announced that the General Meetings of these companies to resolve on the merger of XPart into XP Inc. were called to be held on October 1, 2021.

The merger was approved by the stockholders of XPart and by the stockholders of XP, at the corresponding Merger Extraordinary Stockholders'Meetings, and as a result the stock issued by Itaú Unibanco and our American Depositary Receipts (ADRs), which were being traded with the right to receive securities issued by XPart until the closing of the trading session on October 1, 2021, gave them the right to receive (a) as for the Company's controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa, and the holders of American Depositary Receipts (ADRs), Class A shares issued by XP Inc.; and (b) as for the remaining stockholders of XPart shareholders, Level I sponsored Brazilian Depositary Receipts (BDRs), backed by Class A XP shares. With regards to Itaú Unibanco ADRs, the Bank of New York, the depositary bank for these securities, suspended the issue and cancellation of Itaú Unibanco ADRs from the close of trading on September 28, 2021, until the opening of the October 6, 2021 trading session, so that it would be possible to roll out the delivery of Class A XP shares to holders of Itaú Unibanco ADRs, due to the approval of the merger. During this period, the holders of Itaú Unibanco ADRs could not receive the Itaú Unibanco shares underlying the ADRs, nor could holders of Itaú Unibanco's preferred shares deposit their shares in order to receive ADRs. However, the closing of the issue and cancellation books did not affect trading in Itaú Unibanco ADRs, which continued to take place normally during this period.

Details on the exercise of the withdrawal right in relation to the XPart shares, due to the merger with and into XP, please refer to its Stockholders' Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs.

Finally, according to the purchase and sale agreement entered into in 2017, we will acquire an additional stake corresponding to approximately 11.38% of the stock capital stock of XP Inc. in 2022.This future acquisition has already been approved by BACEN.Approval is also required from the overseas regulatory bodies in order to proceed with this acquisition.

ZUP

On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, and Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida, Flavio Henrique Zago, among others ("Sellers"), for the acquisition of 100% of the voting share capital of Zup I.T. ServiçosemTecnologia e Inovação Ltda ("Zup") for R$575 million, and such amount is subject to contractual adjustments.

This acquisition will be implemented in three tranches over four years. In the first tranche, completed in March 31, 2020, Itaú acquired 52.96% of the total voting share capital of Zup (on fully diluted basis) for approximately R$293 million to gain control of the company. In the third year after the completion of the transaction, Itaú will acquire an additional 19.6% stake, and in the fourth year, Itaú will acquire the remaining stockholders' interest, holding, therefore, 100% of the voting share capital by 2024.

This acquisition is linked to our digital transformation process.ZUP is a benchmark company in digital transformation, which has boosted our development of our IT systems.The operation and management of business affairs of Zup will continue to be totally independent and self-governing in relation to Itaú, preserving its current principles and values.

IRB

In July 2017, IRB-Brasil Resseguros S.A. (IRB) made an initial public offering of its common shares, which consisted of a public offering at a price of R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 non-par book-entry common shares to (i) the public in Brazil; (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of the initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB's capital stock, and Itaú Seguros S.A. sold 9,618,600 common shares, representing 3.1% of IRB's capital stock, reducing our interest in IRB to 11.64% of IRB's capital stock, while remaining among in the controlling block pursuant to the IRB's stockholders' agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00.

In accordance with Article 24 of CVM Normative Rule No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing up to 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB's capital stock.

On July 10, 2019, IRB conducted a secondary public offering of its common shares.With the sale of the entire participation held by the Federal Government and BB Seguros in IRB except in the case of the Federal Government, using its golden share, the previously existing control block of the Company was dissolved, and its share capital was pulverized.

c) Unusual events or operations

In addition to the items underlined in item 10.3 b hereof, we highlight the following unusual events:

In line with IFRS accounting criteria, there were no material unusual events in 2021, 2020, and 2019.

In line with BRGAAP accounting criteria,the non-recurring regulatory effects net of tax effects were:

In 2021:

(i) the effects of the increase in the social contribution rate in the amount of R$(233) million; (ii) provision for restructuring in the amount of R$(747) million; and (iii) impairment, provision for the return of properties and amortization in the amount of R$(445) million.

In 2020:

(i) donations made for the Todos pela Saúde (All for Health) program in the total amount of R$(834) million; (ii) the mark-to-market effect of securities pledged as collateral of R$(1,031) million; (iii) the adjustment to market value of IRB shares in the amount of R$379 million; and (iv) the provision for restructuring in the amount of R$(220) million, mainly related to closing branches, returning administrative buildings, among others.

In 2019:

(i) Revaluation of inventory of deferred tax assets, including the annual revaluation of balances, and the effects of Constitutional Amendment No. 103/2019 on Social Contribution on Net Income (CSLL) rate, which increased from 15% to 20%, in conformity with the provisions of item I, paragraph 1 of Article 1 of Supplementary Law No. 105 of January 10, 2001, totaling R$2,303, and (ii) the effect of the Voluntary Severance Program, with the adherence of approximately 3,500 employees, the net effect of which was R$(1,431). This severance program is aimed to: (i) provide the opportunity of a secure and voluntary career transition for employees interested in leaving the bank, benefiting employees who meet certain established prerequisites, and (ii) adjust our structures to the market reality.

16.7. Decoribe the main corporate operations carried out in the group that have a significant effect for the Iccuer, such as takeovers, mergers, spin-offs, mergers of chares, cales and acquisitions of ownership Interect, acquisitions and disposals of Important accets, Indloating when the lccuer or any of its subsidiaries or affiliates Is Involved: a) event: b) main business conditions; o) companies involved; d) effects arising from the transaction on the corporate structure, particularly on the ownership Interest of the Iccuer's parent company, stookholders with more than 5% of the capital, and management members; e) corporate structure before and after the transaction; f) mechanisms adopted to ensure equitable treatment among stockholdert For purposes of this item, we adopted as materiality criterion operations involving amounts higher than R$772.6 million, which accounts for 0.5% of Itau Unibanco Holding's stockholders' equity under IFRS (R$154,525 million on December 31, 2020). 2022 TOTVS S.A. Event Incorporation of a strategic partnership for the distribution of financial products and services and payments to customers of TOTVS S.A. (TOTVS) supported by the distribution channels and software of TOTVS, to be developed through a company named TOTVS TECHFIN S.A. ("Company"), which will be directly held by ITAl and TOTVS. Main conditions of the transaction On April 12, 2022, through Itau Unibanco S.A. (ITAl"), we entered into a Partnership and Investment Agreement and Other Covenants ("Investment Agreement") with TOTVS S.A. (TOTVS) to set up a partnership to be developed through a company named TOTVS Techfin S.A. ("Company"), which will be the vehicle for the implementation of a partnership aimed at distributing and expanding the offer of financial services Integrated Into TOTVS's management systems focused on corporate clients and their entire supply chain, clients and employees. Upon completion of the operation, ITAl will hold 50% of the Company's total voting capital, whereas TOTVS will hold the remaining 50%. Each stockholder will be entitled to nominate half of the members of the Board of Directors and Board of Officers, which will be composed on an equal basis, as well to other rights and obligations provided for in the stockholders agreement to be entered into at the closing date of the operation. In consideration of this share in capital, ITAl will pay R$610 million, divided into one primary Installment of two hundred million Brazilian reals (R$200,000,000.00) paid to the Company and one secondary Installment of four hundred ten million Brazilian reals (R$410,000,000.00) paid to TOTVS. Also, after five years from the completion of the operation provided for in the Investment Agreement, we may pay to TOTVS up to R$450 million as eam-out, subject to the achievement, by the Company, of the targets aligned with its growth and performance goals. Additionally, ITAl will contribute to funding the Company's current and future operations, as well as with its credit expertise and development of new products. TOTVS, in tum, will transfer the assets of its current TECHFIN operation to the Company. The operation will set up a company that will merge technology and financial solutions, adding the supplementary expertise of the stockholders, to offer to corporate clients, in an expeditious and Integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS. The abilities of ITAl and TOTVS together will also enable the Company to take advantage of opportunities in a customized and contextualized manner, anticipating clients' needs, and already fully aligned with the Open Finance strategy and evolution to companies. Furthermore, this partnership strengthens the leading position of ITAl and TOTVS In digital transformation and disruption of the financial Industry. The completion of this operation is subject to the regulatory approvals from CADE (the Brazilian antitrust authority) and the Central Bank of Brazil, as well as to the compliance with other conditions set forth in negotiations of this nature. Companies involved Itau Unibanco Holding S.A., TOTVS S.A, TOTVS Techfin S.A., TOTVS Tecnologia em Software de Gestao Ltda., Supplier Participacoes S.A. and Supplier Administradora de Cartao de Credito S.A Effects arising from the transaction on the corporate structure, particularly on the ownership Interest of the Iccuer's parent company, stookholders holding more than 5% of the capital, and management members There will not be any change in the issuer's corporate structure.

Corporate structure before and after the transaction There will not be any change in the issuer's corporate structure. Mechanisms adopted to ensure the equitable treatment among stockholders Not applicable, since it has had no effects on the equitable treatment of the issuer's stockholders. Ideal Holding Financeira S.A. Event Acquisition of the controlling Interest in Ideal Holding Financeira S.A. and, Indirectly, Its wholly-owned subsidiary, Ideal Corretora de Titulos e Valores Mobiliarios S.A. ("Ideal"). Main business conditions On January 12, 2022, we entered into an Agreement for the Investment, Purchase and Sale of Shares and Other Covenants with Jose Carlos Benfati, Vinicius Goncalves Dalessandro, Gregorio Lara dos Santos Matal, Leandro Bolsoni, Lucas Namo Cury, among others ("Sellers"), for the acquisition of the controlling Interest in Ideal Holding Financeira S.A. and, Indirectly, its wholly-owned subsidiary, Ideal Corretora de Titulos e Valores Mobiliarios S.A. ("Idear"). This purchase will be carried out in two phases over five years. In the first phase, Itau Unibanco will purchase 50.1% of Ideal's voting capital, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, then becoming the holder of the company's control. In the second phase, five years on, Itau Unibanco will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock. This transaction strengthens Itau Unibanco's Investment ecosystem and will enable (1) particularly, the provision of the talent and expertise of Ideal's professionals, renowned for their high ability to Innovate in this industry, (1) the offer of financial products and services ("broker as a service") under a B2B2C model through a white label platform, (II) the potential expeditious entry of Independent Investment agents Into the market, and (iv) the Improved distribution of Investment products to individual clients. The management and running of Ideal's business will remain Independent from Itau Unibanco. Against this backdrop, Ideal will continue to provide services to its clients and Itau Unibanco will not be its exclusive service provider. The completion of the transaction is subject to regulatory approvals, including approvals from the Brazilian Antitrust Authority (CADE) and the Central Bank of Brazi Companies involved Itau Unibanco Holding S.A., KV Ideal, LLC, IT Infrastructure Holdings B.V., Optiver Europe Investments B.V., JC Ideal SPV LLC, XTX Investments Uk Limited, Ideal Holding Financeira S.A., Ideal Corretora de Titulos e Valores Mobiliarios S.A. Effects arising from the transaction on the corporate structure, particularly on the ownership Interest of the Iccuer's parent company, stookholders holding more than 5% of the capital, and management members There will not be any change in the issuer's corporate structure. Corporate structure before and after the transaction There will not be any change in the issuer's corporate structure. Mechanisms adopted to ensure the equitable treatment among stockholders Not applicable, since it has had no effects on the equitable treatment of the issuer's stockholders. 2020 XP Ing. Event Acquisition of shareholding in XP Inc., a company Incorporated in the Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. ("XP. Investimentos"), which, in tum, consolidates all Investments of XP Group ("XP Group"), Including XP Investimentos Corretora de Cambio, Titulos e Valores Mobiliarios S.A. ("XP Corretora"). Main business conditions

On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de InvestimentoemParticipações, and Dyna III Fundo de InvestimentoemParticipações, among others, as sellers, to acquire 49.9% of total capital stock (corresponding to 30.06% of common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. In the first tranche ("First Tranche"), we contributed to a capital increase of R$600 million and acquired shares issued by XP Investimentos S.A. held by Sellers for R$5.7 billion, with such amounts subject to contractual adjustments. The value attributed to 100% of total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion.

In August 2018, we closed the First Tranche and Itaú Unibanco S.A., together with some of the Sellers, entered into a shareholder agreement which contains, among others, provisions with respect to Itaú Unibanco S.A.'s rights as a minority shareholder of XP Investimentos S.A., including its right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A.

On November 29, 2019, there was a corporate restructuring of XP Investimentos S.A., where the stockholders of XP Investimentos S.A., including Itaú Unibanco, exchanged all their shares in XP Investimentos S.A., a company incorporated in Brazil, for Class A common shares and Class B common shares in XP Inc., a company incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all stockholders' resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to Itaú Unibanco 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of total capital of XP Inc. and 30.06% of its voting capital. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital.
Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by Itaú Unibanco was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares.

In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.'s capital stock.

Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to then existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de InvestimentoemParticipações) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP Inc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações S.A. appointed one member of the audit committee.On November 26, 2020, we announced that our Board of Directors had approved the partial spin-off of the investment in XP Inc. to be transferred to a new company (XPart S.A.).

In December 2020, XP Inc. carried out a public stock offer (follow-on) on Nasdaq, through which we sold approximately 4.51% of capital in XP Inc. In that same offer, XP Inc. issued new shares, which resulted in the dilution of our interest to 41% of its capital stock.

The Extraordinary General Stockholders' Meeting (ESM) held on January 31, 2021, resolved on the corporate restructuring aimed at segregating the business line related to the interest in XP Inc's capital to a new company named XPart S.A., constituted by a part of the investment owned by us at XP Inc. and cash worth R$10 million.

With the segregation of the business line represented by our investment in XP Inc. into a new company (XPart S.A.) our stockholders became entitled to equity interest in XPart S.A. in the same number, type and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the Transaction is value creation for our stockholders.

The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board ("FED") was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized.

XP Inc's capital held by XPart S.A. was40.52%,totaling R$9,371, as of December 31, 2020.

On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state's Board of Trade).

XP Inc. expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger to be resolved at the General Stockholders' Meetings of XP Inc, and XPart.

Right after XPart S.A. had its articles of association registered and obtained with the JUCESP (São Paulo state's Board of Trade), on August 20, 2021, XP Inc. and XPart announced that their General Stockholders' Meetings to resolve the merger of XPart into XP Inc. were called to be held on October, 1 2021.

The merger was approved by XPart's stockholders and XP's stockholders, at their respective Merger Shareholders' Meetings, and, for that reason, shares issued by Itaú Unibanco and Itaú Unibanco American Depositary Receipts – ADRs, which were being traded with the right to receive securities issued by XPart up to the closing of the trading session of October 1, 2021, entitled (a) the controlling stockholders of the Company - IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A., and the holders of Itaú Unibanco's American Depositary Receipts (ADRs), to receive Class A shares issued by XP, and (b) the remaining XPart's stockholders to receive Level I sponsored Brazilian Depositary Receipts (BDRs) backed by Class A shares issued by XP. As for Itaú Unibanco's ADRs, the Bank of New York, the depositary bank for these securities, suspended the issuance and cancellation of Itaú Unibanco's ADRs from the closing of the trading session of September 28, 2021, to the opening of the trading session of October 6, 2021, to enable the delivery operation of the Class A shares issued by XP to the holders of Itaú Unibanco's ADRs, due to the merger approval. During this period, holders of ADRs issued by Itaú Unibanco could not receive shares issued by Itaú Unibanco underlying the ADRs, and holders of preferred shares issued by Itaú Unibanco could not deposit their shares to receive ADRs. However, closing of the issuance and cancellation books did not impact the trading of Itaú Unibanco's ADRs, which continued to be carried out normally during this period.

Details on the exercise of the withdrawal right in relation to the XPart shares, due to the merger with and into XP, please refer to its Stockholders' Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs.

Finally, according to the purchase and sale agreement entered into in 2017, we will acquire an additional stake corresponding to approximately 11.38% of the stock capital stock of XP Inc. in 2022. This future acquisition has already been approved by BACEN.Approval is also required from the overseas regulatory bodies in order to proceed with this acquisition.

Companiesinvolved

ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (sucessor of G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A., andXPart S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of the capital, and management members

There will not be any change in the Issuer's corporate structure.

Corporate structure before and after the transaction

There will not be any change in the Issuer's corporate structure.

Mechanisms adopted to ensure the equitable treatment among stockholders

Not applicable, since it has had no effects on the equitable treatment of the Issuer's stockholders.